SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☒            No   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica Group: Presentation on quarterly results January-September 2013	2

Results January - September 2013 Investor RelationsTelefonica, S.A.
This document contains statements that constitute forward looking statements about Telefonica Group (going forward, "the Company" or Telefonica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events.This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica.Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Disclaimer 2

TELEFÓNICA

Q3 Highlights: Reaching FY 13 targets in advance

1. Recovering Growth

- **Revenue growth acceleration**
  - Second consecutive quarter of organic growth (+2.1% y-o-y)
  - Positive revenue growth in 9M (+0.4% y-o-y organic)

2. Stabilising organic OIBDA and OpCF

- **Revenue growth flowing towards OIBDA stabilisation** (-0.4% y-o-y organic in 9M; -0.3% in Q3)
- **Limited margin erosion; incurred to foster revenues** (33.1% in 9M; -0.2 p.p. y-o-y organic)
- **Virtually stable 9M OpCF** (-0.6% y-o-y organic)
  - Rationalising CapEx while pushing on LTE & fiber to capture future growth
- **Solid FCF generation in 9M** (€ 4.7 Bn; stable y-o-y ex-spectrum)

3. Reducing Debt & Increasing Value Growth Potential

- **Net Financial Debt at € 46 Bn as of September; leverage ratio: 2.30x**
  - € 45 Bn net debt including post-closing events
  - € 14 Bn net debt reduction since Jun-12 (including post-closing events), when deleverage process was prioritised
- **Strengthened and focused portfolio management; fostering in market consolidation**

2013 guidance and dividend confirmed

Investor Relations
Telefónica, S.A.

3

Telefónica
Reported figures negatively impacted by forex & changes in perimeter Depreciated FX rates, mainly BRL, VEB, and ARS drained y-o-y:-9.8 p.p. to revenue growth in Q3 (-7.0 p.p. in 9M)-9.7 p.p. to OIBDA growth in Q3 (-6.9 p.p. in 9M) Changes in the perimeter (Atento) also deducted y-o-y ~-2 p.p. and ~-1 p.p. in revenues and OIBDA respectively, in both Q3 and 9M Key financials 9M 13 9M 13 9M 13 Q3 13 Q3 13 Q3 13 € in millions Reported Reported y-o-y Organic y-o-y Reported Reported y-o-y Organic y-o-y Revenues 42,626 (8.4%) 0.4% 14,063 (9.5%) 2.1% OIBDA 14,100 (10.7%) (0.4%) 4,678 (12.6%) (0.3%) OIBDA Margin 33.1% (0.8 p.p.) (0.2 p.p.) 33.3% (1.2 p.p.) (0.8 p.p.) OpCF (ex-spectrum) 9,078 (10.3%) (0.6%) 2,726 (18.4%) (8.3%) Underlying y-o-y Underlying y-o-y Net Income 3,145 (9.0%) (8.5%) 1,089 (21.1%) (8.6%) EPS 0.70 (9.2%) (8.7%) 0.24 (22.0%) (9.7%) TELEFONICA 4
Enhancing cash flow generation across the year FCF 2013 (€ in millions) (CHART) FCF 2013 (€/share) (CHART) EPS 2013 (€/share) (CHART) Stable FCF 2013 ex-spectrum payments (y-o-y) TELEFONICA DPS 13€0.75 (CHART) (0.4%) 5 LTE spectrum already acquired in main markets
Successfully acquiring and retaining high value customers Mobile contract accesses (y-o-y) Continued progress on quality growth 35% of mobile base in contract (+2 p.p. vs. Sep-12)Mobile contract net adds: +57% vs. Q3 12 (+79% in T. Latam)Booming smartphone adoption (penetration: +8 p.p. vs. Sep-12; net adds 1.5x vs. 9M 12)Deeper commercial approach to be at the forefront of market expansion; tappering all growth opportunities Investing in high growth opportunities Targeted fiber roll-out, mainly Spain and BrazilFurther advance on LTE deployment (launched in Spain and UK in Q3 and already available in Germany, Brazil, C. Republic, Mexico)UBB connected customers (1.3 m; 1.6x vs. Sep-12)Steady FBB1 expansion (+2.0% y-o-y) and better trends in fixed accesses1 (-0.5% y-o-y), both boosted by T. Latam performance TELEFONICA 1. FBB and fixed accesses excluding the impact of the sale of the fixed business assets in the UK Smartphone penetration (y-o-y) UBB coverage (fiber+VDSL/ Fixed Accesses) (CHART) (CHART) (CHART) 6
(CHART) Accelerated revenue growth translating into OIBDA TELEFONICA Revenue growth (organic y-o-y) Improvement at all levels in Q3:10 countries accelerating organic performance y-o-y vs. Q2T. Latam ramping-up its y-o-y organic increase to 10.9%Continued gradual recovery at T. Europe (-7.1% y-o-y organic)T. Digital keeps accelerating growth (Q3: +17.9% y-o-y organic)Non-SMS data revenues (+22.4% y-o-y) drives consistent growth in mobile data (+10.2% y-o-y organic; 37% of MSR) Reaping the benefits of renewed commercial initiatives and investments in high growth areas Enhanced top line trends throughout the year (+1.6 p.p. q-o-q) The value of diversification: Latam is the main contributor to OIBDA growth and Europe to margin stabilisationSequential improvement in Q3 OIBDA y-o-y performanceQ3 OIBDA margin 33.3%, declining 0.8.p.p y-o-y organic T. Latam impacted by higher commercial traction T. Europe continued with its margin expansion Strengthening efficiency, limiting 9M margin erosion (-0.2 p.p y-o-y organic) OIBDA stabilisation driven by improved revenues OIBDA growth (organic y-o-y) 9M 13 y-o-y:-0.4% (+0.7% ex-regulation) (CHART) 9M 13 y-o-y:+0.4% (+2.0% ex-regulation) 7

TELEFÓNICA

T. Global Resources: Capturing value from our scale

Best in-class networks; focus in efficiency and quality

- **Enhancing Data Coverage and Capacity**

Fiber HHPP (Sep-13)		Sites with UBB Backhaul[1]
Spain: 3.0m	Brazil: 1.5m	~60%

- **Optimising and speeding up LTE roll-outs, with active sharing agreements**
  - Brazil: >2,300 sites, covering 64 cities
  - UK: ~1,300 sites, covering 11 cities
  - Germany: >1,000 sites, covering 10 metropolitan areas

- **Network virtualisation:**
  - **Speeding up vCPE trials in Brazil**, benefits from simplified network management and enhanced user experience

IT Simplification and Transformation

- **Consolidation of Commodity IT YTD:**
  - Closed 6 Data centers
  - Reduced more than 1,400 physical servers
  - 33% virtualised servers
- **Simplify and Standardise Applications**
  - >700 Applications reduced YTD
  - Better time to market
  - Enabling growth in new businesses

Devices: Towards vendors map and OS rebalancing

- **Working to change the industry dynamics** in the device market
- **Agreements with key players** benefits commercial offers
- More **consolidated negotiation process** generating efficiencies

Delivering savings from global procurement on E2E

- **Average Savings ~6-7%** (depending of each global category)
- Best prices & best conditions achieving long term sustainable efficiencies
- **E2E Simplification & standardisation**
- **Global & E2E benefits:** i.e. Benchmark practice in tapping the LTE market (8x in 2013 vs. 1x average peers)

1. Fiber + Radio IP backhaul

Investor Relations
Telefónica, S.A.

8

Telefónica
Accomplishments in Q1 13 TELEFONICA Continuous leading position in new Digital P&S in high growth markets. Key contracts won and new partnerships created: Building New Digital Services M2M Smart Metering contract awarded to deliver smart meter communications services in the UKThe industry's largest M2M contract win to date (worth £1.5Bn)JV with Caixabank & Santander: European Union antitrust authorities cleared the creation of a joint e-commerce Accomplishments in Q1 13 Firefox OS handsets launched in Colombia and Venezuela in August; Brazil in October; Peru in NovemberTU Go commercial launch in August, marketed by Telefonica UKs "Be More Dog" campaign: 161k active users The Best Core Value Proposition Rhapsody investment: Napster as our preferred music service providerPinterest partnership: Exclusive deal to provide the Pinterest Android widgetEvernote: Free access to the Premium version for 12 months: great customer uptake Evolving on our core offering, launching Digital enhancements to our communications services: Using investments and partnerships to create the best range of value-added services: T. Digital: Building up new services & capabilities 9

T.LATAM

T. Latam: Revenue & OIBDA growth acceleration

Net Adds ('000)


Q3 12
Q3 13
Accesses y-o-y
1.1m
2.0m
179
155
14
90
34
137
Mobile Contract
FBB
Fixed Traditional
Pay TV
+16%
+7%
+2%
+12%

Revenues (organic y-o-y)


6.8%
10.4%
10.9%
Q1 13
Q2 13
Q3 13

OIBDA (organic y-o-y)


OIBDA margin organic y-o-y
7.7%
2.7%
4.8%
Q1 13
Q2 13
Q3 13
+0.3 p.p.
-2.3 p.p.
-1.9 p.p.

Strong commercial activity in the most valuable segments

- **Record high contract mobile net adds**, growing by 79% y-o-y in Q3
- **Smartphones almost doubling** y-o-y to 20% penetration
- **Building the largest smartphone community in Latam** (33.7 m; +86% y-o-y) fed by the largest contract community (44.5 m; +16% y-o-y)
- **Ongoing fixed services turnaround**: strengthening F2M cross selling and bundling strategy

Double digit organic revenue growth

- **7 countries posting better organic y-o-y performance than in Q2**
  - **MSR growth improvement** (+13.7% y-o-y in Q3) led by strong mobile data revenues (+22.9% y-o-y)
- **OIBDA y-o-y organic growth ramping-up**
  - Revenue acceleration flowing into enhanced OIBDA trend
  - More intense commercial activity reflected in margin pressure

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Telefónica

T.LATAM

Brazil: Strengthening leadership on high-value customers

Contract Mobile Net Adds (million)


Net additions market share
0.8
0.8
0.7
1.2
1.5
Q3 12
Q4 12
Q1 13
Q2 13
Q3 13
44%
37%
42%
58%
64%

Contract and smartphone penetration


Contract mobile accesses y-o-y
Smartphone
Contract
10%
23%
17%
27%
20%
29%
Q3 12
Q2 13
Q3 13
+17%
+20%
+23%

Outstanding performance in high-value segments

- **Record high contract net adds in Q3**, capturing 64% of the market to reach 39% of market share
- **Smartphones uptake driving accesses growth** (>2x y-o-y)
- **Commercial leadership on 4G services** already launched in 64 cities (28% of population) and 40% market share
- **Solid top ups** (+7.3% y-o-y in Q3)

Fixed Services Net Adds ('000)

(Fixed telephony, TV and FBB)


(78)
59
157
Q3 12
Q2 13
Q3 13

Continued improvement on fixed services

- **Fiber coverage reaching 1.5m households** (11% take-up). On track to reach 1.8m households by year-end
- **Focus on quality:** >90% FBB net adds with >= 4Mbps
- **Increased fixed traditional penetration; targeting new growth areas** through "FW" technology (95k net adds in Q3)
- **Pay TV** turnaround on reinforced commercial proposal (DTH & IPTV products)

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Telefónica

T.LATAM

Brazil: Strong commercial effort for a sustainable growth


Revenue growth (organic y-o-y)
Total
MSR
Fixed
7.0%
5.4%
7.0%
3.0%
3.1%
1.5%
(5.4%)
(8.9%)
(8.4%)
Q1 13
Q2 13
Q3 13


OIBDA Margin
Organic y-o-y
32.3%
32.1%
(1.5 p.p.)
Tower Sales
(0.4 p.p.)
(0.9 p.p.)
(0.3 p.p.)
28.9%
-5.0 p.p.
Q1 13
Q2 13
Commercial Activity
Content
Non-Strategic Tower Sales
Others
Q3 13

Strong MSR growth

- **MSR accelerating to 7.0%** y-o-y on booming data and steady voice increase
- Revenue y-o-y deceleration in Q3 mainly due to **lower handset sales growth**
- Fixed revenues y-o-y decline deterioration mainly on **volatility of IT corporate projects and specific factors negatively affecting traffic trends**
- **Regulation dragging y-o-y revenue growth by 1.6 p.p. in Q3**

Higher commercial activity driving OIBDA margin erosion

- Sequential margin decline on the back of **variable commercial costs** and higher content costs
- **Corporate restructuring already delivering results on cash flow generation**
  - Savings reinvested to capture future growth

1. Commercial activity includes subsidies and commissions

Investor Relations
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Telefónica

T.LATAM

T. Latam: Widespread revenue acceleration (I/II)

% out of Group revenues

Peru (4.3%)

Net Adds ('000)



Q3 12
Q3 13
43
28
156
281
FBB
Mobile Contract

Revenues & OIBDA (Organic y-o-y)



Revenues
OIBDA
6.0%
6.0%
7.6%
6.6%
8.9%
8.2%
Q1 13
Q2 13
Q3 13

- **Record high in contract gross adds for 2nd** quarter in a row
- **Consistent revenue & OIBDA growth acceleration**

Argentina (6.5%)

Net Adds ('000)



Q3 12
Q3 13
44
30
0.6m
1.2m
202
96
FBB
Mobile
Mobile Contract

Revenues & OIBDA (Organic y-o-y)



Revenues
OIBDA
22.1%
20.6%
24.9%
19.9%
11.0%
(0.9%)
Q1 13
Q2 13
Q3 13

- **Best ever mobile net adds** (x2 y-o-y)
- **Strong revenue increase, with OIBDA growth** on easier costs comps y-o-y

Chile (4.4%)

Net Adds ('000)



Q3 12
Q3 13
21
13
10
(79)
FBB
Mobile Contract

Revenues & OIBDA (Organic y-o-y)



Revenues
OIBDA
4.1%
3.4%
3.2%
3.0%
2.9%
(2.2%)
Q1 13
Q2 13
Q3 13

- **Revenue & OIBDA organic growth recovery consolidated** on enhanced commercial trend

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Telefónica
T. Latam: Widespread revenue acceleration (II/II) Mexico Venezuela Peru Colombia Revenues & OIBDA (Organic y-o-y) % out of Group revenues T.LATAM Net Adds ('000) 3.0% 2.8% 5.7% Net Adds ('000) Net Adds ('000) Revenues & OIBDA (Organic y-o-y) Revenues & OIBDA (Organic y-o-y) New commercial offers progressively gaining momentumRevenue performance affected by customer base repositioning to new plans Increased usage/volumes leads outstanding revenue performanceData traffic ramping-up (+43% y-o-y; +6% q-o- q) while voice traffic grew 21% y-o-y (+6% q-o- q) Strong commercial activity across servicesSteady revenue y-o-y growth acceleration with OIBDA margin decline led by higher commercial activity (CHART) (CHART) (CHART) (CHART) (CHART) (CHART) 14

T.EUROPE

T. Europe: Transforming to lead a changing market

Mobile net adds ('000)


Total
Contract
60% contract base
143
(308)
18
293
156
188
Q1 13
Q2 13
Q3 13

Revenues (y-o-y organic ex-regulation)


Q1 13
Q2 13
Q3 13
(8.5%)
(6.9%)
(4.5%)

OIBDA margin


y-o-y organic
35.2%
37.4%
37.3%
+0.7 p.p.
Q1 13
Q2 13
Q3 13

OIBDA (€ mill)	2,348	2,516	2,505

Commercial portfolio adapted to more data-demanding customers

- **Enhanced competitive profile amid intense competition**
  - Compelling data-centric offer gradually away from subsidies
  - LTE services in all footprint after launch in UK & Spain in Q3
- **Smartphone solid growth** (40% penetration Sep-13; +8 p.p. y-o-y)

Profitability supported by a sustainable business model

- **Sequential revenue improvement** despite higher negative regulatory impact in Q3
- **OIBDA margin growth y-o-y organic** driven by cost discipline and rationalisation of resources
- **CapEx focused to expand top quality networks** (LTE, fiber)
  - Capturing benefits from network sharing

Investor Relations
Telefónica, S.A.
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Telefónica

T.EUROPE

Spain: Focusing on premium quality and convergence

Movistar Fusión, year one

Movistar Fusión
Customers ('000)
Including Fusion Mini


1,121
1,734
2,191
2,566
Dec-12
Mar-13
Jun-13
Sep-13

Movistar Fusión
% New services & upselling/Gross adds
Gross adds of new & upselling customers


30%
47%
56%
60%
Q4 12
Q1 13
Q2 13
Q3 13
337K
296K
271K
248K

- **Fiber traction sustains FBB market share**
  - **FBB churn at record lows** (1.5% in Q3, -0.4 p.p. y-o-y)

Fiber: a long term structural differentiation

Homes connected ('000)


x2
245
312
372
431
494
Sep
Dec
Mar
Jun
Sep
2012
2013

Homes passed (million)


2.0
2.7
3.0
~3.5
8.0
Sep
Jun
Sep
Dec 13E
Dec 15E
2012
2013

- **Fiber customer delivering 3x gross value vs. ADSL**
  - 1.5x ARPU
  - 0.5x churn

Enhanced offer to increase competitiveness

Launch mid-Sept

- Higher value for the **same price**
- **Key features leverage on differential strengths**
  - **4G** in all Fusión products
  - **TV Mini** in all Fusión **Fiber** products
  - Unlimited mobile voice in Fusión high value
  - Completing mobile portfolio with "Movistar 20" 4G
  - Increased mobile data allowance
  - Remove mobile commitment
  - Competitive handset portfolio
- **Positive preliminary results on trading**

LTE roll out

- **4G launch in October** with 20% pop. coverage (~50% 13E)
  - Deployment of own 4G network (1,800 MHz)
  - Roaming agreement with Yoigo
- **To continue deploying on the most valuable spectrum** when it becomes available
  - 800 MHz spectrum already secured
- **UBB backhaul** available for ~64% sites

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Telefónica
Spain: Improved revenue trend, record levels of profitability Fixed revenue improvement on the back of Fusion commercial tractionStrong impact from last MTR cut of glide-path (-60% on 1st July)Lower y-o-y decline in mobile handset sales on easier y-o-y comps due to new commercial model of Mar-12 (Q3: -32.8% vs. Q2: -51.6%) (CHART) Continued improvement on OIBDA margin Revenue trend continues its recovery path Proven capacity to manage cost base and bring efficiencies (Q3 OpEx: -15.8% y-o-y) Reduction in commercial costs (subsidy removal)Restructuring Program and temporary suspension of pension planBenefits from simplification, insourcing activities and higher qualityWorking on insourcing, call centers and reshaping of distribution channels to deliver further savings and increase quality of sales Prioritisation of investments (9M CapEx: -28.8% organic y-o-y) Recurrent savings (legacy, IT, systems, churn reduction...)Increased investment in fiber and LTE Outstanding OpCF margin at 39.2% in 9MOpCF stable organically y-o-y T.EUROPE Very solid OpCF (€3.8 bn in 9M) Revenue ex-handset sales (organic y-o-y)(CHART) OIBDA Margin Main Financials (organic y-o-y) organic y-o-y Revenues OIBDA OpCF +3.2 p.p. Revenue ex-handset sales Revenue ex-handset sales ex-regulation 17 (CHART) 9M 13 9M 12

T.EUROPE

UK: Maintained momentum in a very dynamic market

Mobile net adds ('000)


Total
Contract
46
251
214
292
303
219
Q1 13
Q2 13
Q3 13

Mobile Service Revenues (y-o-y)


(7.3%)
(4.3%)
(4.9%)
Q1 13
Q2 13
Q3 13

OIBDA margin


y-o-y
21.1%
25.8%
25.5%
+0.2p.p.
Q1 13
Q2 13
Q3 13

Financials y-o-y change are in local currency

Successful commercial proposition

- **"O2 Refresh" gaining traction**
  - Available in all direct channels since July
  - 53% of contract commercial activity on "Refresh"
- **Successful launch of LTE on August 29th**
  - Available in 11 cities by now
  - Outstanding customer experience
  - Encouraging results in terms of data consumption
- **Contract base up 9% (54% of total)**: churn <1% for third quarter in a row

Revenue growth (Q3: +3.1% y-o-y)

- "Refresh" contributed with 9.2 p.p.
- Fixed business disposal deducted -1.9 p.p.
- **MSR growth negatively impacted by "Refresh" model** (-1.7 p.p. in Q3)
  - Regulation dragged -2.3 p.p. to MSR growth in Q3

Working on efficiencies to improve business sustainability

- **OIBDA up** 3.7% y-o-y in Q3 benefitting from "Refresh" model
- Optimising investments through network sharing
- Benefits from the outsourcing of the customer service

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Telefónica

T.EUROPE

Germany: Building the fundamentals of data monetisation

Mobile net adds ('000)


Total
Contract
25
92
87
60
165
55
Q1 13
Q2 13
Q3 13

MSR (ex-MTR y-o-y)


0.5%
(1.3%)
(1.8%)
Q1 13
Q2 13
Q3 13
-1.8p.p.
-0.5p.p.

ARPU (ex-MTR y-o-y)


(3.4%)
(4.5%)
(4.4%)
Q1 13
Q2 13
Q3 13

OIBDA Margin


y-o-y
23.9%
25.5%
25.7%
+0.5p.p.
-0.2p.p.
-1.5p.p.
Q1 13
Q2 13
Q3 13

LTE gaining traction as a purchasing decision factor

- **Smartphone penetration 30%** (+6 p.p. y-o-y)
  - 55% of devices sold were LTE enabled in Q3 (40% in Q2)
  - Data usage of LTE smartphone 3x higher vs. non-LTE
  - LTE coverage in 10 metropolitan urban areas
  - Doubling CapEx in LTE
- **Contract churn down 0.1 p.p.** y-o-y to 1.3%
- Strong prepay net adds in Q3 driven by secondary brands

Sequential improvement of MSR y-o-y trend

- **MSR decline due to combination of trading momentum, tariff renewals & lower SMS volumes**
- **Better ARPU performance:**
  - Improved tariff mix in "O2 Blue All-in", focus on mid-range
  - Lower average dilution per user renewing their tariff
  - Higher smartphone penetration leads to better trends in prepay ARPU

OIBDA margin impacted by increasing commercial activity

- OIBDA -12.0% y-o-y in Q3:
  - Investing in retention activity focused on high value tariffs
  - Tariff & handset bundles
- Taking the appropriate actions to maintain market momentum

Investor Relations
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19

Telefónica
(CHART) TELEFONICA Leverage and net debt targets achieved € in millions Net Financial Debt/OIBDA2.30x Net Financial Debt (CHART) € in millions Shareholder remuneration/ Treasury Share transactions Net Financial Investments Net Fin. DebtDec-12 FCF FX Venezuelan Devaluation Net Fin. DebtDec-12 after Venezuelan devaluation FX, MTM & Others Net Fin. DebtSep-13 Post Closing events (sale of C. Republic, Ireland and Inversis) Net Fin. DebtSep-13Post-closingevents Net Financial Debt/OIBDA2.36x Hybrid Pre- retirements commitments Hybrid linked to E-Plus transaction -35.0% y-o-y -15.2% -4.0% 20 -7.5 bn OpCF ex-spectrum Net Interest Tax Working capital FCF Post Spectrum Dividend to minorities & others Spectrumaccrued OpCF post Working Capital FCF ex-spectrumaccrued
(CHART) (CHART) € in billions Over €10bn 2013 YTD long term financing Effective interest cost at guidance bottom (12 month rolling) 6% 5% € Bonds at Holding(8.5yr. Av. maturity) Syndicated Loans(4&5yrs) CHF Bonds at Holding (7yrs) & Latam USD Bonds at Holding (5&10yrs) TELEFONICA Guidance (CHART) Net debt maturities (€ in billions) 2013 Increased average debt life close to 7 years (1) (Sep-13) 2014 2015 Cash exceedsmaturities Outstanding liquidity while reducing interest costs € in billions Cash position excluding Venezuela (Sep-13) Undrawn credit lines & syndicated RCF (Sep-13) (CHART) Total Liquidity Cushion (Sep-13) Outstanding liquidity (+€2.4bn vs. Jun-13) €12.6bnLT Hybrids (NC5&NC8) Equity content financing on E-Plus already on track ECA loans (1) Includes Hybrid maturing at Non-call dates (year 5 and 8) 21

TELEFÓNICA

Conclusion

Recovering Growth & Stabilising margin and CF

- **Revenues growing & accelerating**
- **Stabilising OIBDA and OIBDA margin**
- **Virtually stable 9M OpCF** (y-o-y organic)
- **Solid FCF generation in 9M** (stable y-o-y ex-spectrum)

Reducing Debt & Increasing Value Growth Potential

- **Net Financial Debt at € 46 Bn as of September; leverage ratio: 2.30x**
- **€ 14 Bn net debt reduction since Jun-12** including post-closing events to € 45 bn
- **Active portfolio management** fostering in market consolidation and improving growth potential

2013 guidance and dividend confirmed

Investor Relations
Telefónica, S.A.

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Telefónica

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 8, 2013	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer